SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                          July 26, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

                      FOR IMMEDIATE RELEASE

         TIMING OF CREO PRODUCTS THIRD QUARTER EARNINGS

Vancouver, BC, CANADA (July 26, 2000) - Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) announced that financial results for the third quarter ended June 30, 2000 are scheduled for release on Tuesday, August 1, 2000 at 8:00 am ET.

The news release will also contain details of our conference call, which will be held on Tuesday, August 1, 2000 at 4:30 am ET.


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About Creo
Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.